brf

3Q22
RESULTS



Banvit
Qualy
cremosa
PRODUTOS
CAMPEÕES
Sadia
NUGGETS
TRADICIONAL
TOSCANA
HOT DOG
PRESUNTO
COZIDO
BOLONHESA

Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts resulting from the pandemic caused by COVID-19. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities

3Q22 FINANCIAL RESULTS

NET REVENUES R$ MILLIONS
14,056
12,390 in 3Q21

OPERATING CASH FLOW R$ MILLION
1,355
1,567 in 3Q21

ADJUSTED EBITDA R$ MILLION
1,374
1,367 in 3Q21

NET LEVERAGE
3.26x
3.06x in 3Q21

NET INCOME R$ MILLION
(137)
(271)[1] in 3Q21

AVERAGE DEBT TERM
8.4 years
9.3 years in 3Q21



(1) Continuing Operations

3Q22 CONSOLIDATED RESULTS

GROSS PROFIT AND MARGIN (R$ MILLION) (%)



20.1%
21.8%
9.2%
15.3%
18.9%
18.5%
2,526
2,625
2,488
2,996
1,113
1,983
2,598
3Q21
4Q21
1Q22
2Q22
3Q22
Gross Profit
Gross Margin
Proforma Gross Profit[1]

ADJUSTED EBITDA AND MARGIN (R$ MILLION) (%)



11.0%
12.3%
1.0%
10.3%
10.6%
9.8%
1,367
1,687
121
1,368
1,374
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin
Proforma Adjusted EBITDA Margin

[1] 2Q22: Gross Profit ex Currency Debt Hedge (bond 2022), according to note 24.5; and ii) Impact of Turkey's hyperinflation ; 3Q22: Gross Profit ex Impact of Turkey's hyperinflation



3Q22 | Business Segments

3Q22 MAIN HIGHLIGHTS BRAZIL

SEQUENCIAL **MARGINS RECOVERY**



13.7%
12.1%
6.1%
6.7%
-7.0%
878
865
-411
398
458
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin

BRAND PREFERENCE[1]

Sadia	Perdigão	Qualy / Claybom / Deline
27.5%	15.3%	60.4%

- **Evolution in number of active customers** and items sold per client.
- **Portfolio simplification** in order to improve profitability.
- **Significant improvement** in service levels.
- **Improvements in market share** and brand visibility initiatives.

(1) Source: Kantar YTD 22

3Q22 MAIN HIGHLIGHTS HALAL



Market Share[1] Sadia **37.7%** (+1.9 p.p. vs 3T21) Banvit **22.4%** (+0.5 p.p. vs 3T21)

STABILIZATION OF MARGINS AT **HISTORIC LEVELS OF PROFITABILITY**



11.5%
12.4%
14.7%
22.2%
12.0%
245
301
391
595
321
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin

CHICKEN EXPORT PRICE
SECEX – (USD/KTON)



GCC REGION
+20%
1,844
2,207
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2020
2021
2022

SHARE OF CHICKEN EXPORTS[2]

- **+ 1 p.p.** to Gulf countries

- Normalization of the local chicken supply with influence on **price** peaks.
- **In Turkey, margin pressure** given the macroeconomic scenario. Increase in exports and value-added products.
- *Joint Venture* **BRF and PIF.**
- **World Cup** – Expanding sales of value-added items.

(1) Source: Nielsen; (2) Source: Secex Q3 x Q2

3Q22 MAIN HIGHLIGHTS DIRECT EXPORTS



MAINTENANCE OF HIGH PROFITABILITY LEVELS



14.3%
5.3%
7.3%
12.1%
12.2%
92
275
119
236
265
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin

- Stabilization of chicken prices at **high profitability levels** and recovery of pork prices, with a **positive trend.**

EXPORT PRICE SECEX – (USD/KTON)



CHICKEN
+18%
1,780
2,109
PORK
+10%
2,167
2,389
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2020
2021
2022

SHARE OF CHICKEN EXPORTS[1]

- **+ 3 p.p.** to Africa
- **+ 4 p.p.** to Americas

- Avian Influenza may still **positively impact poultry prices and volumes.**

(1) Source: Secex Q3 x Q2

3Q22 MAIN HIGHLIGHTS ASIA



SEQUENCIAL MARGINS IMPROVEMENT



4.7%
5.7%
-6.6%
2.5%
12.5%
74
83
80
37
214
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin

- **Result driven** by Japan, South Korea, and China.

EXPORT PRICE SECEX – (USD/KTON)



+24%
CHICKEN
1,951
2,428
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2020
2021
2022

EXPORT SHARE [1]

- **+ 0.7 p.p.** to China (chicken)

WHOLESALE PORK SPOT PRICE[2] CHINA (USD/KG)



+30%
3.46
4.33
3.33
jan-18
may-18
sept-18
jan-19
may-19
sep-19
jan-20
may-20
sept-20
jan-21
may-21
sept-21
jan-22
may-22
sept-22

EXPORT SHARE[1]

- **+ 2 p.p.** to Singapore (pork)

(1) Source: Secex Q3 x Q2; (2) Bloomberg – China Ministry of Commerce

3Q22 MAIN HIGHLIGHTS

OTHER SEGMENTS



SOLID RESULTS CAPTURING SYNERGIES



24.5%
20.7%
15.7%
18.7%
21.1%
134
145
104
127
143
3Q21
4Q21
1Q22
2Q22
3Q22
Adjusted EBITDA
Adjusted EBITDA Margin

PET FOOD

- **Increase** in exports and advance in the direct channel.
- Expansion of the portfolio for the **Gran Plus and Biofresh** brands.



PET Gross Profit Evolution
Base 100
100
200
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sep

BIOFRESH Balance NATURAL GRAN PLUS

INGREDIENTS

- Expansion of market alternatives and **first sales to Thailand.**
- Maintenance of the **excellent business profitability** with price capture.



Ingredients Gross Profit Evolution
Base 100
100
100
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sep

brf ingredients




NET ZERO 2040
SOU VOLUNTÁRIO
DOAÇÃO

ESG
HIGHLIGHTS

3Q22 MAIN HIGHLIGHTS ESG



BRF's Kizad unit received the **"Green Industries"** environmental seal from the Abu Dhabi Environment Agency (EAD).



Progress on the **clean energy generation** front, with the use of solar panels by the Company's integrated producers.



Using satellite technology, we **track more than 95%** of direct grain suppliers of the Amazon and *Cerrado* biomes.


Programa Brasileiro
GHG Protocol
Ouro
2022
Inventário Verificado

Recognized for the 13th consecutive year with **the Gold Seal by the GHG Protocol Program.**


Lasanha
BOLONHESA
Sadia
Lasanha
QUATRO QUEIJOS
Sadia

Capital Structure

brf

3Q22 Capital Management

NET LEVERAGE



2.90x
2.73x
2.96x
2.73x
3.06x
3.12x
2.83x
3.14x
3.26x
14,557
14,152
15,318
14,791
16,682
17,332
12,588
14,226
14,830
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
PTAX USD/BRL
5.64
5.20
5.70
5.00
5.44
5.58
4.74
5.24
5.41
Net Debt (R$ million)
Net Debt/ Adjusted EBITDA 12M

DEBT MATURITY PROFILE (R$ MILLION)

GROSS DEBIT

Other currency: 50%

Hard currency: 50%

AVERAGE TERM

3Q22: 8.4 years

3Q21: 9.3 years



% HARD CURRENCY EVOLUTION (GROSS DEBT)
72%
68%
58%
50%
dec/21
mar/22
jun/22
sept/22
12,286
3,000
9,286
538
3,055
1,909
1,089
3,318
2,399
765
498
4,009
1,330
330
3,855
Liquidity
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2050
Cash and Equivalents
RCF
Other currencies Debt
Hard currencies Debt

Debt schedule considers only the principal amount.

3Q22 Free Cash Flow Statement (R$ MILLION)



1,374
-52
1,323
32
-1,070
-640
-355
129
-226
Adjusted EBITDA 3Q22
Non-recurring Impacts¹
EBITDA 3Q22
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 3Q22
OPERATING CASH FLOW
-137
961
1,355
1Q22
2Q22
3Q22
FREE CASH FLOW EX-FX EFFECTS
1Q22
2Q22
3Q22
-1,674
-770
-355

¹ Impact of Turkey's hyperinflation and others non-recurring items

3Q22 Net Debt Evolution (R$ MILLION)


+564 (+4%)
14,266
-1,355
-1,070
-640
209
14,830
Cash effect:
(R$ 625)
(R$129) Derivatives and Availabilities
(R$ 496) Paid Interest
Non-cash effects:
R$834
R$ 482 Gross Debt FX and Derivatives
R$ 352 Accrual Interest
Net Debt 2Q22
Operational Cash Flow
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 3Q22
3.14x
3.26x
Net Leverage (net debt/Adjusted EBITDA)


Seu Natal
pede Sadia
peru
TEMPERADO
Sadia
Nº1 do Natal*

Final Remarks

brf

3Q22 Final Remarks



FOCUS

- **Advances in operational efficiency as a driver of performance and competitiveness**
- **Inventory management with flexibility between domestic and export markets**
- **Market diversification and capture of opportunities with a focus on profitability**
- **Improvement of service levels and commercial execution at points of sale**
- **Disciplined capital allocation**
- **Simplification of management practices and realignment of incentives**
- **Consolidation of a performance culture through results achievement**

Q&A


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